SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 2)


                              Century Bancorp, Inc.
 -------------------------------------------------------------------------------
                                (Name of Issuer)


                      Class A Common Stock, $1.00 par value
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    156432106
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                    Sy Jacobs
                            c/o JAM Managers, L.L.C.
                                 One 5th Avenue
                            New York, New York 10003

                                       and

                                  Paul Magidson
                     c/o Castine Capital Management, L.L.C.
                       One International Place, Suite 2401
                           Boston, Massachusetts 02110
                                 (617) 310-5190
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                October 10, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

CUSIP No.  156432106
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     JAM Partners, L.P. - 13-3810784

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a) [_]
                                                                  (b) [_]



3.   SEC USE ONLY



4.   SOURCE OF FUNDS

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     210,000

8.   SHARED VOTING POWER

     0

9.   SOLE DISPOSITIVE POWER

     210,000

10.  SHARED DISPOSITIVE POWER

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     210,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.1%

14.  TYPE OF REPORTING PERSON

     PN

CUSIP No.  156432106
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     JAM Managers, L.L.C. - 13-4063169

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a) [_]
                                                                  (b) [_]



3.   SEC USE ONLY



4.   SOURCE OF FUNDS

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     210,000

8.   SHARED VOTING POWER

     0

9.   SOLE DISPOSITIVE POWER

     210,000

10.  SHARED DISPOSITIVE POWER

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     210,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.1%

14.  TYPE OF REPORTING PERSON

     OO

CUSIP No.  156432106
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Sy Jacobs

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a) [_]
                                                                  (b) [_]



3.   SEC USE ONLY



4. SOURCE OF FUNDS

     WC, PF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     230,000

8.   SHARED VOTING POWER

     0

9.   SOLE DISPOSITIVE POWER

     230,000

10.  SHARED DISPOSITIVE POWER

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     230,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.7%

14.  TYPE OF REPORTING PERSON

     IN

CUSIP No.  156432106
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Castine Partners, LP - 38-3674333

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a) [_]
                                                                  (b) [_]



3.   SEC USE ONLY



4.   SOURCE OF FUNDS

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     53,786

8.   SHARED VOTING POWER

     0

9.   SOLE DISPOSITIVE POWER

     53,786

10.  SHARED DISPOSITIVE POWER

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     53,786

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.5%

14.  TYPE OF REPORTING PERSON

     PN

CUSIP No.  156432106
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Castine Partners II, LP - 20-0758073

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a) [_]
                                                                  (b) [_]



3.   SEC USE ONLY



4.   SOURCE OF FUNDS

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     38,688

8.   SHARED VOTING POWER

     0

9.   SOLE DISPOSITIVE POWER

     38,688

10.  SHARED DISPOSITIVE POWER

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     38,688

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.1%

14.  TYPE OF REPORTING PERSON

     PN

CUSIP No.  156432106
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Castine Offshore Fund, Ltd.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a) [_]
                                                                  (b) [_]



3.   SEC USE ONLY



4.   SOURCE OF FUNDS

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     17,702

8.   SHARED VOTING POWER

     0

9.   SOLE DISPOSITIVE POWER

     17,702

10.  SHARED DISPOSITIVE POWER

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     17,702

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.5%

14.  TYPE OF REPORTING PERSON

     CO

CUSIP No.  156432106
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Paul Magidson

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a) [_]
                                                                  (b) [_]



3.   SEC USE ONLY



4.   SOURCE OF FUNDS

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     110,176

8.   SHARED VOTING POWER

     0

9.   SOLE DISPOSITIVE POWER

     110,176

10.  SHARED DISPOSITIVE POWER

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     110,176

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.2%

14.  TYPE OF REPORTING PERSON

     IN

CUSIP No.  156432106
           ---------------------
--------------------------------------------------------------------------------
Item 1.  Security and Issuer.

The class of equity securities to which this Statement on Schedule 13D (this "Schedule 13D") relates is the Class A Common Stock, $1.00 par value per share (the "Class A Common Stock"), of Century Bancorp, Inc. ("Century Bancorp"). Century Bancorp is a Massachusetts corporation with its principal executive offices located at 400 Mystic Avenue, Medford, MA 02155.

--------------------------------------------------------------------------------
Item 2.  Identity and Background.

     (a) This Schedule 13D is being filed by JAM Partners, L.P., a Delaware limited partnership ("JAM Partners"), (ii) JAM Managers L.L.C., a Delaware limited liability company ("JAM Managers"), (iii) Sy Jacobs, a citizen of the United States of America ("Jacobs"), (iv) Castine Partners, LP, a Delaware limited partnership ("Castine Partners"), (v) Castine Partners II, LP, a Delaware limited partnership ("Castine Partners II"), (vi) Castine Offshore Fund, Ltd., a Cayman Islands corporation ("Castine Offshore"), and (vii) Paul Magidson, a citizen of the United States of America ("Magidson"). These filers are referred to individually as a "Reporting Person" and collectively as "Reporting Persons".

     (b) The business office of JAM Partners, JAM Managers L.L.C., and Jacobs is One Fifth Avenue, New York, New York 10003. The business office of Castine Partners, Castine Partners II, Castine Offshore and Magidson is c/o Castine Capital Management, LLC, One International Place, Suite 2401, Boston, Massachusetts 02110.

     (c) JAM Partners is an investment fund, JAM Managers is the general partner of JAM Partners, and Jacobs' is a managing member of JAM Managers. Castine Partners, Castine Partners II, and Castine Offshore are investment funds, and Magidson is a managing member of the general partner or investment manager of these investment funds.

     (d) None of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

     (e) None of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years, and no Reporting Person is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

--------------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.

With respect to all Reporting Persons other than Jacobs, the source of funds used in making the purchases was working capital. With respect to Jacobs, the source of funds used in making the purchases was working capital and personal funds.

--------------------------------------------------------------------------------
Item 4.  Purpose of Transaction.

With respect to all Reporting Persons, the purpose of the transaction was to invest in Century Bancorp's Class A Common Stock. None of the Reporting Persons has any plans or proposals that relate to or would result in any of the following:

     (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

     (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the issuer;

     (f) Any other material change in the issuer's business or corporate structure;

     (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

     (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j) Any action similar to any of those enumerated above.

However, the Reporting Persons have certain concerns regarding the management, operations, and corporate governance of Century Bancorp, and on October 10, 2005 JAM Partners sent a letter to the Board of Directors of Century Bancorp expressing these concerns. A copy of this letter is attached to this Schedule 13D as Exhibit 1.

--------------------------------------------------------------------------------
Item 5.  Interest in Securities of the Issuer.

The Reporting Persons believe that the filing of this Schedule 13D is not required pursuant to the Securities Exchange Act of 1934, as amended, or the regulations and rules promulgated thereunder. However, the Reporting Persons are filing this Schedule 13D on a voluntary basis. Neither the filing of this
Schedule 13D nor any of its contents shall be deemed to constitute an admission that any person filing this Schedule 13D is the beneficial owner of any Class A Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

     (a) As of July 31, 2005, 3,435,677 shares of Century Bancorp's Class A Common Stock were outstanding (as disclosed in Century Bancorp's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2005). The aggregate number and percentage of Class A Common Stock held by each Reporting Person is disclosed in Items 11 and 13 of such Reporting Person's cover page to this
Schedule 13D.

     (b) The number of shares of Class A Common Stock as to which each Reporting Person has (i) sole or shared power to vote or to direct the vote and (ii) sole or shared power to dispose or to direct the disposition is disclosed in Items 7, 8, 9, and 10 of such Reporting Person's cover page to this Schedule 13D.

     (c) There have been no transactions in the shares of Class A Common Stock effected during the past 60 days by any of the Reporting Persons.

--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons have agreed to share the legal expenses associated with preparing this Schedule 13D and to jointly file this Schedule 13D.

--------------------------------------------------------------------------------
Item 7.  Material to be Filed as Exhibits.

Exhibit No.                            Description
-----------                            -------------
1                                      Letter from JAM Partners, L.P. to the
                                       Board of Directors of Century Bancorp,
                                       Inc. dated October 11, 2005.

2                                      Joint Filing Agreement among the
                                       Reporting Persons dated as of October 10,
                                       2005.



--------------------------------------------------------------------------------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   SIGNATURE

                                           SY JACOBS


                                           /s/ Sy Jacobs

                                           ---------------------------
                                               Sy Jacobs


                                           JAM PARTNERS, L.P.


                                           By:  JAM Managers L.L.C.
                                                General Manager

                                             By:    /s/ Sy Jacobs

                                           ---------------------------
                                           Name:   Sy Jacobs
                                           Title:  Managing Member



                                           JAM MANAGERS L.L.C.

                                           By:  /s/ Sy Jacobs

                                           ---------------------------
                                           Name:   Sy Jacobs
                                           Title:  Managing Member


                                           CASTINE PARTNERS, LP

                                           By:  /s/ Paul Magidson

                                           ---------------------------
                                           Name:  Paul Magidson
                                           Title:  General Partner


                                           CASTINE PARTNERS II, LP

                                           By:  /s/ Paul Magidson

                                           --------------------------
                                           Name:  Paul Magidson
                                           Title:  General Partner

                                           CASTINE OFFSHORE FUND, LTD.

                                           By:  /s/ Paul Magidson

                                           ---------------------------
                                           Name:  Paul Magidson
                                           Title:  General Partner


                                           PAUL MAGIDSON

                                           By:  /s/ Paul Magidson

                                           ---------------------------
                                           Name:  Paul Magidson

                                                                      Exhibit 1


Via mail, email (msloane@century-bank.com), and facsimile (781-393-4070)
------------------------------------------------------------------------

October 10, 2005

The Board of Directors
c/o Marshall M. Sloane
Chairman of the Board
Century Bancorp, Inc.
400 Mystic Avenue
Medford, MA  02155

Dear Members of the Board of Directors;

I am writing to respond to Marshall Sloane's puzzling remarks in his recent interview with SNL Financial and to Paul Cusick's written response to our letter of September 15, 2005.

Mr. Cusick's invitation to submit written suggestions directly to him sounds shareholder-friendly, but history shows this approach to be anything but the case. Secondly, we find ludicrous the claim that our letter is a repeat of our June letter to the Board. New issues raised in our second letter included a discussion of second quarter results, questions about your recent buyback announcement, comments about other large shareholders writing to management to agree with us, and our relating specific conversations with larger banks that would like to speak to the Board about a potential merger.

In case you are not aware of the SNL interview published on September 16th, Marshall Sloane responded to our questions and comments by lashing out at me personally without directly addressing our concerns. His comments included that I'm "certainly not familiar with the yield curve today that all banks are facing." Further disparaging and dismissing our views he said, "If he had something to say that was intelligent maybe we would listen to him." He also said that "this guy is just looking for a quick fix" and that I "don't know anything about our bank and anything about our community." Finally, he declined my invitation to meet, which is peculiar as I never requested such a meeting with him. We have no desire to meet with him. He and his sons are the very management team that has caused the problems that Century now faces. We wish to meet with the independent Board members -- the people who represent us. Was Marshall Sloane authorized to speak for the Board in response to our letter or was he RSVPing to a party to which he was not invited? And authorized or not, is his insult-riddled non-answer to our questions the face that Century's Board wishes to present to its public shareholders?

Marshall Sloane responded to our financial questions by saying that the flat yield curve is causing many of the bank's current woes. Despite the fact that I am "certainly not familiar with the yield curve today" I know enough to understand that all banks are dealing with the same yield curve. Century's peers faced the same flattening yield curve yet 96% of them posted better results than Century, as measured by ROE. His defense of Century's performance, while not addressing our questions and concerns, bizarrely makes reference to how Century paid its dividend when at least one other peer (Bank of Boston) suspended its own dividend. We would point out that this occurred in the early 1990s, and we own the stock in 2005. I'm proud of all sorts of things that I did in the early 1990s but I would never use them as a defense for poor performance today. My clients deserve better answers than that, as do Century's shareholders.

As to not knowing anything about your bank I think you'll agree that our previous letters include a sobering and concise analysis of Century's current under-performance. You'll also note that while I may not live in your community my partner in this shareholder group, Paul Magidson, does. In addition, he spent five years as a lender at one of your local competitors, BayBank, so we know far more about your bank and community than the "nothing" that Marshall Sloane contends. As Robert Reich famously said, "There are those who don't know and those who don't know they don't know."

Finally, as to my looking to make a quick buck, if Marshall Sloane had bothered to learn before speaking he'd know that my business revolves around making a slow, methodical long-term buck. I offer as example and reference my previous foray into shareholder activism at Provident Financial Holdings, a $1.6 billion Riverside, CA bank on whose board I served from 2002 thru 2004. I have been a shareholder of Provident for the 11 years that I have been in business and that they have been publicly traded. Feel free to call the Chairman and CEO of Provident, Craig Blunden at 951-782-6188 as a character witness.

As to being open to shareholders' constructive suggestions, according to a letter sent to Marshall Sloane on June 13, 2005 by Endicott Management (a long-time shareholder which owns 11% of Century Bank's Class A shares) and made public by you in an SEC filing, Endicott provided a detailed analysis to Century Bank's senior management, including the Sloanes and Mr. Cusick. The conclusion of this analysis was that due to the backwards momentum of earnings growth shareholders were better off if the company sought to maximize value in the merger market. Clearly this advice has not been followed. Furthermore, even on a path of independence, Endicott expressed frustration that Century management would not respond to their analysis with any objective financial targets by which the progress (or lack thereof) of the management team could be measured. In a May 2, 2005, meeting with myself and Paul Magidson, Paul Cusick of your bank also declined to offer any objective means by which investors might judge Century's progress. I can assure you that most publicly-traded bank managements are willing to offer (many unsolicited) ROA, ROE, and efficiency targets with a firm timeframe so that investors might actually be able to hold them accountable.

In our last letter, we made reference to an opinion published by Gerard Cassidy of RBC Capital Markets. He believes that the stock is worth $20 based on its current earnings power. Subsequent to that note, FIG Partners, another independent research firm that specializes in financial stocks, weighed in with its own comments about Century Bank. FIG referenced a Wall Street Journal article in which Jack Welch observed that the first stage in crisis management is usually denial. They see Century as being in denial given its refusal to meet with us to discuss the company's poor operating results relative to its high private market value. They also write that we have "raised real and fair questions about Century's operations and outlook." As a growing number of Century's shareholders (Endicott, Athena Capital Management), and now two independent analysts, see things as we do, we would love for the Board to explain how it sees things differently.

Finally, we pointed out in our last letter that we have had conversations with another bank CEO who believes that Century is worth far more in a transaction than the current share price and would like the opportunity to discuss this further. We cannot imagine that there is no interest by the Board in doing so. We would hope that the Board would wish to learn more about our conversations with potential partners that are eager to express such sentiments to the Board.

In closing, we again call on the independent Board members to meet with us to discuss the above issues. We continue to seek a meeting because we have not received a response to the concerns that we raised in either our first or second letter. All we received were vague statements that independence was the best course of action, with no explanation of why that is true. There was no rationalization as to why the economic value being created exceeds that which could be realized in a sale. We will keep asking these questions until you give us answers. The ostrich-head-in-the-sand denial defense is no way to build long-term shareholder value.

We will soon file a 13D statement with the Securities and Exchange Commission with this letter attached. We look forward to your response in regard to accommodating our request for a meeting with the independent directors.

Sincerely,




Sy Jacobs
Managing Member
Jacobs Asset Management, LLC
JAM Managers, LLC
As General Partner for JAM Partners, L.P.

Cc:  Paul Cusick

                                                                      Exhibit 2

                             Joint Filing Agreement

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of Class A Common Stock, $1.00 par value per share, of Century Bancorp, Inc.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Executed this 11th day of October, 2005.

JAM PARTNERS, L.P.

By:  JAM Managers L.L.C., its general partner

By:  /s/ Sy Jacobs
     -------------------------------------
Name:  Sy Jacobs
Title:  Managing Member

JAM MANAGERS L.L.C.

By:  /s/ Sy Jacobs
     -------------------------------------
Name:  Sy Jacobs
Title:  Managing Member

SY JACOBS

By:  /s/ Sy Jacobs
     -------------------------------------
Name:  Sy Jacobs

CASTINE PARTNERS, LP

By:  /s/ Paul Magidson
    --------------------------------------
Name:  Paul Magidson
Title:  General Partner

CASTINE PARTNERS II, LP

By:  /s/ Paul Magidson
     -------------------------------------
Name:  Paul Magidson
Title:  General Partner

CASTINE OFFSHORE FUND, LTD.

By:  /s/ Paul Magidson
     --------------------------------------
Name:  Paul Magidson
Title:  General Partner


PAUL MAGIDSON

By:  /s/ Paul Magidson
     --------------------------------------
Name:  Paul Magidson





01252.0001 #607439